SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: June 2, 2009

Press Release

For Immediate Release

E-Kent Offers Innovative Payment Solution for Mass Transit Ticketing Using
OTI Contactless Payment Products

– OTI Provides Contactless Smart Stickers for Mobile Devices and Saturn 6000 Contactless
Readers

Fort Lee, NJ, Istanbul, Turkey – June 2, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that it has been selected by E-Kent, a leading AFC (automatic fare collection) company in transportation in Turkey, to provide transportation payment solution, based on OTI’s Smart Sticker product and Saturn 6000 contactless reader.

OTI’s payment solutions enhanced E-Kent newly adopted strategy that calls for making alternative distribution channels for E-Kent’s main transportation payment vehicle. The initial contract is for a pilot in the Bursa, a city with a population of 2.5 million residents and is expected to grow to other cities in Turkey. OTI’s payment solution offers a unique payment experience for mass transit. In Bursa, buses serving the area will be equipped with the new system which allows customers to use their cell phones or other mobile devices for both transit and payment.

In Bursa, payments by cell phone are enabled by OTI’s contactless Smart Sticker. The sticker is an entirely self-contained, contactless payment device that adheres to multiple surfaces including mobile phones, PDAs and more. Payments are made by placing the smart sticker a few inches away from OTI’s Saturn 6000 contactless reader.

OTI provides its Saturn 6000 contactless reader – an exceptionally fast reader with built in encryption capabilities developed to address the specific needs of the global contactless markets and the enhanced security required in EMV markets. The Saturn 6000 is the first reader to be certified for EMV and ISO 14443 PayPass version 1.1 required by MasterCard starting this year. The Saturn 6000 contactless reader is a leading cost-to-performance contactless reader in the market today, certified by the major financial institutions.

Oded Bashan, Chairman and CEO of OTI commented: “We are pleased with E-Kent’s decision to select OTI’s payments suite of products for their transportation customers.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the performance of E-Kent’s programs and the improvements that OTI’s contactless solutions will lead to, the potential market thereof and expected revenues therefrom, the expected growth of the contract with E-Kent to other cities in Turkey, and regarding the superiority of our products and solutions,. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Vice President of Corporate Relations
201 944 5200 ext. 111
galit@otiglobal.com